Exhibit 99.1

EchoStar Announces Financial Results for the Three and Six Months Ended June 30, 2021

Englewood, CO, August 3, 2021—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and six months ended June 30, 2021.

Three Months Ended June 30, 2021 Financial Highlights:

•Consolidated revenue of $499.8 million.
•Net income of $35.0 million, consolidated net income attributable to EchoStar common stock of $37.3 million, and basic and diluted earnings per share of $0.41.
•Consolidated Adjusted EBITDA of $186.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Six Months Ended June 30, 2021 Financial Highlights:

•Consolidated revenue of $982.4 million.
•Net income of $112.6 million, consolidated net income attributable to EchoStar common stock of $115.8 million, and basic and diluted earnings per share of $1.26 and $1.25, respectively.
•Consolidated Adjusted EBITDA of $372.4 million (see discussion and the reconciliation of GAAP to this non-GAPP measure below).

“Our financial performance in the second quarter of 2021 was outstanding - a reflection of the ongoing commitment and drive of the EchoStar team to deliver solutions that connect the world,” commented Michael Dugan, CEO and President of EchoStar. “We remain focused on increasing the yield on our existing assets and operating the business in an efficient manner while also building the ground network and operational processes to place our next satellite, EchoStar XXIV/JUPITER 3, into service as quickly as possible. We continue to seek opportunities in pursuit of our strategy of being a global connectivity provider.”

Three Months Ended June 30, 2021 - Additional Information:

•Consolidated revenue increased 8.8% or $40.4 million year over year primarily driven by higher equipment sales of $26.1 million to our domestic and international enterprise customers and higher sales of broadband services of $12.4 million to our consumer customers.
•Adjusted EBITDA increased 16.0% or $25.8 million year over year.
◦Hughes segment Adjusted EBITDA increased $21.0 million year over year. The increase was driven primarily by growth in revenue and higher Adjusted EBITDA margin.
◦ESS segment Adjusted EBITDA increased $0.7 million year over year.
◦Corporate and Other segment Adjusted EBITDA increased $4.1 million year over year. The increase was primarily due to decreased losses of unconsolidated affiliates, net, and dividends received from certain marketable investment securities.
•Net income increased $49.9 million to $35.0 million. The increase was primarily due to higher operating income of $30.5 million and higher gains on investments, net, of $36.7 million, partially offset by higher losses in Other, net of $12.4 million that included litigation expense, and higher income tax expense, net, of $10.3 million.
•Total Hughes broadband subscribers are approximately 1,542,000 as of June 30, 2021. Subscribers in the US decreased by 20,000 to approximately 1,144,000. In Latin America, subscribers increased by 9,000 to approximately 398,000.

•For the three months ended June 30, 2021, approximately 67% of Hughes segment revenue was attributable to our consumer customers with approximately 33% attributable to our enterprise customers.

•Cash, cash equivalents and current marketable investment securities were $1.6 billion as of June 30, 2021.

•For the three months ended June 30, 2021, we purchased 2,374,452 shares of our Class A common stock in open market trades.

•Repurchased or paid off the remaining $809.5 million of our 7 5/8% bonds which matured on June 15th, 2021.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and six months ended June 30, 2021 and 2020 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Revenue
Hughes	$492,276	$453,172	$968,136	$911,654
EchoStar Satellite Services	4,283	4,179	8,372	8,831
Corporate and Other	3,275	2,115	5,908	4,647
Total revenue	$499,834	$459,466	$982,416	$925,132

Adjusted EBITDA
Hughes	$207,317	$186,277	$409,253	$348,496
EchoStar Satellite Services	2,243	1,543	4,162	3,573
Corporate & Other:
Corporate overhead, operating and other	(20,497)	(22,252)	(41,964)	(42,375)
Equity in earnings (losses) of unconsolidated affiliates, net	(2,369)	(4,668)	984	(156)
Total Corporate & Other	(22,866)	(26,920)	(40,980)	(42,531)
Total Adjusted EBITDA	$186,694	$160,900	$372,435	$309,538

Net income (loss)	$35,015	$(14,843)	$112,587	$(72,580)
Expenditures for property and equipment	$83,232	$92,300	$262,466	$196,904

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Net income (loss)	$35,015	$(14,843)	$112,587	$(72,580)
Interest income, net	(5,240)	(10,760)	(11,189)	(26,343)
Interest expense, net of amounts capitalized	28,868	38,258	63,535	74,491
Income tax provision (benefit), net	21,152	10,851	43,299	3,359
Depreciation and amortization	118,982	129,887	248,268	262,255
Net loss (income) attributable to non-controlling interests	2,280	3,431	3,227	6,873
EBITDA	201,057	156,824	459,727	248,055
(Gains) losses on investments, net	(30,633)	6,090	(109,233)	52,762
Impairment of long-lived assets	15	—	245	—
Litigation Expense	16,800	—	16,800	—
License fee dispute - India, net of non-controlling interests	(236)	(454)	(446)	(563)
Loss on Debt Repurchase	356	—	1,938	—
Foreign currency transaction (gains) losses, net	(665)	(1,560)	3,404	9,284
Adjusted EBITDA	$186,694	$160,900	$372,435	$309,538

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended June 30, 2021 and 2020 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended June 30, 2021 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Tuesday, August 3, 2021 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To ask a question, the dial in numbers are (833) 562-0124 (toll-free) and (661) 567-1102 (international), Conference ID 9641157.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

###

Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$716,522	$896,005
Marketable investment securities	841,521	1,638,271
Trade accounts receivable and contract assets, net	186,945	183,989
Other current assets, net	194,095	189,821
Total current assets	1,939,083	2,908,086
Non-current assets:
Property and equipment, net	2,431,653	2,390,313
Operating lease right-of-use assets	131,931	128,303
Goodwill	511,886	511,597
Regulatory authorizations, net	474,770	478,762
Other intangible assets, net	14,773	18,433
Other investments, net	340,688	284,937
Other non-current assets, net	364,822	352,921
Total non-current assets	4,270,523	4,165,266
Total assets	$6,209,606	$7,073,352

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$121,635	$122,366
Current portion of long-term debt, net	—	898,237
Contract liabilities	127,820	104,569
Accrued expenses and other current liabilities	297,649	299,999
Total current liabilities	547,104	1,425,171
Non-current liabilities:
Long-term debt, net	1,495,619	1,495,256
Deferred tax liabilities, net	394,155	359,896
Operating lease liabilities	118,779	114,886
Other non-current liabilities	69,044	70,893
Total non-current liabilities	2,077,597	2,040,931
Total liabilities	2,624,701	3,466,102

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both June 30, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 57,825,270 shares issued and 42,289,277 shares outstanding at June 30, 2021 and 57,254,201 shares issued and 48,863,374 shares outstanding at December 31, 2020	58	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both June 30, 2021 and December 31, 2020	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2021 and December 31, 2020	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	3,337,190	3,321,426
Accumulated other comprehensive income (loss)	(182,226)	(187,876)
Accumulated earnings (losses)	699,405	583,591
Treasury shares, at cost	(343,869)	(174,912)
Total EchoStar Corporation stockholders' equity	3,510,606	3,542,334
Non-controlling interests	74,299	64,916
Total stockholders' equity	3,584,905	3,607,250
Total liabilities and stockholders' equity	$6,209,606	$7,073,352

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Revenue:
Services and other revenue	$431,279	$417,043	$861,616	$825,400
Equipment revenue	68,555	42,423	120,800	99,732
Total revenue	499,834	459,466	982,416	925,132
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	139,547	141,019	272,336	286,271
Cost of sales - equipment (exclusive of depreciation and amortization)	54,503	32,542	99,654	78,450
Selling, general and administrative expenses	114,038	113,798	228,157	239,079
Research and development expenses	7,441	7,448	14,986	13,702
Depreciation and amortization	118,982	129,887	248,268	262,255
Impairment of long-lived assets	15	—	245	—
Total costs and expenses	434,526	424,694	863,646	879,757
Operating income (loss)	65,308	34,772	118,770	45,375
Other income (expense):
Interest income, net	5,240	10,760	11,189	26,343
Interest expense, net of amounts capitalized	(28,868)	(38,258)	(63,535)	(74,491)
Gains (losses) on investments, net	30,633	(6,090)	109,233	(52,762)
Equity in earnings (losses) of unconsolidated affiliates, net	(4,044)	(6,345)	(2,670)	(3,732)
Foreign currency transaction gains (losses), net	665	1,560	(3,404)	(9,284)
Other, net	(12,767)	(391)	(13,697)	(670)
Total other income (expense), net	(9,141)	(38,764)	37,116	(114,596)
Income (loss) before income taxes	56,167	(3,992)	155,886	(69,221)
Income tax benefit (provision), net	(21,152)	(10,851)	(43,299)	(3,359)
Net income (loss)	35,015	(14,843)	112,587	(72,580)
Less: Net loss (income) attributable to non-controlling interests	2,280	3,431	3,227	6,873
Net income (loss) attributable to EchoStar Corporation common stock	$37,295	$(11,412)	$115,814	$(65,707)

Earnings (losses) per share - Class A and B common stock:
Basic	$0.41	$(0.12)	$1.26	$(0.67)
Diluted	$0.41	$(0.12)	$1.25	$(0.67)

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the six months ended June 30,
	2021	2020

Cash flows from operating activities:
Net income (loss)	$112,587	$(72,580)
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	248,268	262,255
Impairment of long-lived assets	245	—
Losses (gains) on investments, net	(109,233)	52,762
Equity in losses (earnings) of unconsolidated affiliates, net	2,670	3,732
Foreign currency transaction losses (gains), net	3,404	9,284
Deferred tax provision (benefit), net	34,024	(2,452)
Stock-based compensation	3,825	4,509
Amortization of debt issuance costs	2,008	2,120
Other, net	6,198	(7,295)
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(3,363)	(5,262)
Other current assets, net	(1,120)	(11,642)
Trade accounts payable	(9,631)	(11,701)
Contract liabilities	23,251	(11,229)
Accrued expenses and other current liabilities	621	27,050
Non-current assets and non-current liabilities, net	(5,114)	5,729
Net cash provided by (used for) operating activities	308,640	245,280

Cash flows from investing activities:
Purchases of marketable investment securities	(939,255)	(555,367)
Sales and maturities of marketable investment securities	1,824,332	977,532
Expenditures for property and equipment	(262,466)	(196,904)
Expenditures for externally marketed software	(16,835)	(19,237)
Purchase of other investments	(50,000)	(5,500)
Sales of other investments	10,516	—
Net cash provided by (used for) investing activities	566,292	200,524

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	(901,818)	—
Payment of finance lease obligations	(476)	(421)
Payment of in-orbit incentive obligations	(1,431)	(1,021)
Net proceeds from Class A common stock options exercised	—	436
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	4,815	5,300
Treasury share repurchase	(163,822)	(5,893)
Contribution by non-controlling interest holder	9,880	10,000
Other, net	(966)	674
Net cash provided by (used for) financing activities	(1,053,818)	9,075

Effect of exchange rates on cash and cash equivalents	(443)	(19,232)
Net increase (decrease) in cash and cash equivalents	(179,329)	435,647
Cash and cash equivalents, including restricted amounts, beginning of period	896,812	1,521,889
Cash and cash equivalents, including restricted amounts, end of period	$717,483	$1,957,536